SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cinemark Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
17243V102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	17243V102	13G

1	NAME OF REPORTING PERSONS: Lee Roy Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		13,122,845

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,122,845

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,122,845

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	12.1%

12	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	17243V102	13G

1	NAME OF REPORTING PERSONS: Gary Witherspoon, Co Trustee, The Mitchell Special Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	US

	5	SOLE VOTING POWER

NUMBER OF		6,419,095

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,419,095

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**

	6,419,095

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☑ 2,500 shares owned by the reporting person on his own behalf

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.9%

12	TYPE OF REPORTING PERSON

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(a).

CUSIP No.	17243V102	13G

1	NAME OF REPORTING PERSONS: The Mitchell Special Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		6,419,095

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,419,095

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,419,095

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.9%

12	TYPE OF REPORTING PERSON*

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)	Name of Issuer: Cinemark Holdings, Inc.

Item 1(b)	Address of issuer’s principal executive offices.

3900 Dallas Parkway, Suite 500 Plano, Texas 75093

Item 2(a)	Name of Person Filing.

Lee Roy Mitchell

Gary Witherspoon, Co Trustee, The Mitchell Special Trust

The Mitchell Special Trust

Item 2(b)	Address or Principal Business Office.

Lee Roy Mitchell 3900 Dallas Parkway, Suite 500 Plano, TX 75093

Gary Witherspoon 12400 Coit Road, Suite 800 Dallas, TX 75251

The Mitchell Special Trust 12400 Coit Road, Suite 800 Dallas, TX 75251

Item 2(c)	Citizenship or Place of Organization.

Lee Roy Mitchell: United States Citizen

Gary Witherspoon: United States Citizen

The Mitchell Special Trust: Texas

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.001 per share.

Item 2(e)	CUSIP No.

17243V102

Item 3	Not Applicable

Item 4	Ownership.

(a)	Amount Beneficially Owned:
(i)	Lee Roy Mitchell may be deemed to beneficially own 13,122,845 shares of Cinemark Holdings, Inc.’s common stock, which includes 6,419,095 shares directly held by The Mitchell Special Trust. Lee Roy Mitchell is a co-trustee of The Mitchell Special Trust.

(ii)	Gary Witherspoon, a co-trustee of The Mitchell Special Trust, may be deemed to beneficially own 6,419,095 shares of Cinemark Holdings, Inc.’s common stock.

(iii)	The Mitchell Special Trust may be deemed to beneficially own 6,419,095 shares of Cinemark Holdings, Inc. common stock.
The filing of this Schedule 13G shall not be construed as an admission that either Lee Roy Mitchell or Gary Witherspoon is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of common stock held by The Mitchell Special Trust. Pursuant to Rule 13d-4, each of Lee Roy Mitchell and Gary Witherspoon disclaim all such beneficial ownership in the shares of common stock held by The Mitchell Special Trust.

(b)	Percent of Class
(i)	Lee Roy Mitchell: 12.1%

(ii)	Gary Witherspoon: 5.9%

(iii)	The Mitchell Special Trust: 5.9%
This percentage is determined by dividing the number of shares of common stock beneficially owned by each of Lee Roy Mitchell, Gary Witherspoon, as co trustee of The Mitchell Special Trust and The Mitchell Special Trust by 108,434,877, the number of shares of common stock issued and outstanding as of October 31, 2008, as provided by Cinemark Holdings, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended September 30, 2008 (filed on November 10, 2008).

(c)	No. of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
(1)	Lee Roy Mitchell: 13,122,845

(2)	Gary Witherspoon: 6,419,095

(3)	The Mitchell Special Trust: 6,419,095
(ii)	Shared power to vote or to direct the vote:
(i)	Lee Roy Mitchell: 0

(ii)	Gary Witherspoon: 0

(iii)	The Mitchell Special Trust: 0
(iii)	Sole power to dispose or to direct the disposition of:
(i)	Lee Roy Mitchell: 13,122,845

(ii)	Gary Witherspoon: 6,419,095

(iii)	The Mitchell Special Trust: 6,419,095
(iv)	Shared power to dispose or to direct the disposition of:
(i)	Lee Roy Mitchell: 0

(ii)	Gary Witherspoon: 0

(iii)	The Mitchell Special Trust: 0

Item 5	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of a Group.

Not Applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit I: Joint Filing Agreement by and among Lee Roy Mitchell, Gary Witherspoon and The Mitchell Special Trust.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2009

By:	/s/ Lee Roy Mitchell
Lee Roy Mitchell

By:	/s/ Gary Witherspoon
Gary Witherspoon, Co Trustee of The Mitchell Special Trust

The Mitchell Special Trust
By:	/s/ Gary Witherspoon
Gary Witherspoon, Co Trustee of The Mitchell Special Trust